Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                 SEC FILE NUMBER
                                     0-21504

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                                  (Check One):

         (X) Form 10-K          ( ) Form 20-F      ( )Form 11-K
         ( ) Form 10-Q          ( ) Form N-SAR

                  For Period Ended: September 30, 2000

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 ( )  Transition Report on Form 10-K
 ( )  Transition Report on Form 20-F
 ( )  Transition Report on Form 11-K
 ( )  Transition Report on Form 10-Q
 ( )  Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:                     Quad Systems Corporation
Address of Principal Executive Office
(Street and Number)                          2405 Maryland Road
City, State and Zip Code                     Willow Grove, PA 19090



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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 10-KSB,
11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On December 18, 2000, the Company filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code in the federal court for the Eastern District of Pennsylvania, in Philadelphia. The Company has made the required filing on Form 8-K with respect to such petition. Prior to filing the petition, the Company's Senior Management had been engaged in activities seeking to restructure or refinance the Company's indebtedness or to obtain additional infusions of capital, which efforts are continuing but as to which no specific conclusions have yet been reached. Accordingly, the Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-K by December 26, 2000, the required filing date, without unreasonable effort and expense.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification.

      Anthony R. Drury             (215)             784-4519
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          (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       ( X ) Yes     (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                       ( X ) Yes     (   ) No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Additional information was provided in the Company's November 14, 2000 Press Release with respect to results of operations for fiscal year-ended 2000. For the fiscal year-ended 2000, net sales were $52.0 million, compared to $45.1 million for the same period last year. The net loss for fiscal year-end 2000 was $6.8 million, or $1.51 per diluted share, compared to a net loss of $6.3 million, or $1.43 per diluted share, in the prior period.


                            Quad Systems Corporation
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              (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 26, 2000            By:  /s/ Anthony R. Drury
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                                    Name:  Anthony R. Drury
                                    Title: Senior Vice President,
                                           Finance and Chief Financial Officer